                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/*/



                            WILMAR INDUSTRIES, INC.
               ------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
               ------------------------------------------------
                        (Title of Class of Securities)


                                  971426 10 1
               ------------------------------------------------
                                (CUSIP Number)

                             JAMES M. DUBIN, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                              NEW YORK, NY 10019
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 MAY 16, 2000
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 971426 10 1                 13D                                2 of 3


      This Amendment No. 1 (the "Final Amendment") to the Statement on Schedule 13D amends and supplements the original Statement on Schedule 13D filed on December 22, 1999 jointly by WM Acquisition, Inc., a New Jersey corporation ("Merger Sub"); Parthenon Investors, L.P., a Delaware limited partnership ("Parthenon"); Parthenon Investment Advisors, L.L.C., a Delaware limited liability company and the general partner of Parthenon ("Advisors"); Parthenon Investment Partners, L.L.C., a Delaware limited liability company and the Managing Member of Advisors ("Partners"); and John Rutherford, a citizen of New Zealand, and Ernest Jacquet, a citizen of the United States, each of whom is a Managing Member of Partners (collectively, the "Managing Members" and, together with Merger Sub, Parthenon, Advisors and Partners, the "Reporting Persons"), relating to the entry of Merger Sub and Wilmar Industries, Inc., a New Jersey corporation (the "Issuer"), into an Agreement and Plan of Merger and Recapitalization (as amended, the "Merger Agreement") on December 22, 1999, providing for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub would cease and the Issuer would continue as the surviving corporation (the "Surviving Corporation"). This Final Amendment is being filed to reflect the fact that the Merger has been consummated.


Item 5.        Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented as follows:

     At a special meeting of the shareholders of the Issuer held on May 15, 2000, the Merger Agreement was approved by the affirmative vote of a majority of the votes cast by the holders of shares of common stock, no par value, of the Issuer (the "Common Stock") entitled to vote at the special meeting. A certificate of merger was filed with respect to the Merger with the Department of Treasury of the State of New Jersey on May 16, 2000. At the effective time of the Merger (May 16, 2000), pursuant to the terms of the Merger Agreement (a) each outstanding share of Common Stock was converted into the right to receive $18.25 in cash (except that any shares held by Merger Sub or held in the Issuer's treasury were canceled); (b) each outstanding share of Class C Preferred Stock, par value $.10 per share (the "Class C Preferred Stock"), of the Issuer was converted into (i) .5486558 shares of Common Stock and (ii)
1.7701344 shares of Cumulative Senior Preferred Stock, par value $.01 per share (the "Senior Preferred Stock"), of the Company; (c) each outstanding share of common stock, no par value, of Merger Sub ("Merger Sub Common Stock") was converted into one share of Common Stock; and (d) each outstanding share of preferred stock, par value $0.01 per share (the "Merger Sub Preferred Stock"), of Merger Sub was converted into one share of Senior Preferred Stock.

     A Form 15 has been filed with the Commission in order to deregister the Common Stock. A press release relating to the foregoing is being filed as an exhibit to Amendment No. 3 to the Schedule 13E-3 Transaction Statement (the "Amended Schedule 13E-3") relating to this transaction being filed by the Issuer and others simultaneously with the filing of this document.

Item 3.        Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

     Upon consummation of the Merger, the Issuer entered into a Revolving Credit and Term Loan Agreement among itself, the lenders named therein, Fleet National Bank, as administrative agent, and FleetBoston Robertson Stephens Inc., as arranger, providing for a senior secured credit facility substantially similar to that described in the Definitive Proxy Statement relating to this transaction. This agreement is being filed as an exhibit to the Amended Schedule 13E-3. Upon consummation of the Merger, the Issuer made borrowings of approximately $129 million under this senior secured credit facility, consisting of a $50 million Term Loan A, a $50 million Term Loan B and approximately $29 million under its Revolver.

     Upon consummation of the Merger, the Issuer entered into a Subordinated Note and Warrant Purchase Agreement, among itself, certain subsidiaries of the Issuer, Fleet Corporation Finance, Inc. and Allied Capital Corporation, and a Warrant Agreement, among itself, Fleet Corporation Finance, Inc. and Allied Capital Corporation, and issued thereunder $40 million of senior subordinated notes and warrants, substantially similar to those described in the Definitive Proxy Statement. Both of these agreements are being filed as exhibits to the Amended Schedule 13E-3.
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CUSIP No. 971426 10 1                    13D                             3 of 3


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies as of May 24, 2000, that the information set forth in this statement is true, complete and correct.


                                    WM ACQUISITION, INC.

                                    By: /s/ Samantha Trotman
                                        ____________________________
                                         Name: Samantha Trotman
                                         Title: President


                                    PARTHENON INVESTORS, L.P.

                                    By:  PARTHENON INVESTMENT ADVISORS L.L.C.
                                         its general partner

                                    By:  PARTHENON INVESTMENT PARTNERS L.L.C.
                                              its Managing Member

                                    By: /s/ Ernest Jacquet
                                       ________________________________
                                          Name: Ernest Jacquet
                                          Title: Managing Member


                                    PARTHENON INVESTMENT ADVISORS, L.L.C.

                                    By:   PARTHENON INVESTMENT PARTNERS L.L.C.
                                              its Managing Member

                                    By: /s/ Ernest Jacquet
                                       _________________________________
                                          Name: Ernest Jacquet
                                          Title: Managing Member


                                    PARTHENON INVESTMENT PARTNERS,  L.L.C.

                                    By: /s/ Ernest Jacquet
                                       __________________________________
                                          Name: Ernest Jacquet
                                          Title: Managing Member


                                       /s/ John Rutherford
                                       -----------------------------------------
                                       John Rutherford


                                       /s/ Ernest Jacquet
                                       -----------------------------------------
                                       Ernest Jacquet